Exhibit 99.2

Trading Symbol: EZM – TSX

NEWS RELEASE

October 27, 2005

Release 17-05

Freixeda Exploration Concession Granted

and Portugal Exploration Update

EuroZinc Mining Corporation (EZM-TSX) and it’s wholly owned subsidiary AGC – Minas de Portugal Unipessoal, Lda. (AGC) (together, the “Company”) are pleased to announce that the government of Portugal has granted the Company the 400 square kilometre Freixeda exploration concession in north-central Portugal, approximately 350 kilometres north-east of Lisbon, close to the Spanish border. The concession surrounds the Freixeda gold mine, which produced gold, silver and lead from 1952 to 1955.

EuroZinc acquired the concession because of the area’s high potential to host Intrusion Related Gold Deposits (IRGD), a deposit model that has only been developed in the last few years. IRGD are an under-recognized economically important class of gold deposits that include multi-million ounce deposits such as Fort Knox and Donlin Creek in the Yukon, Pogo in Alaska, Salave in Spain, and Kidson in Australia.

The concession agreement provides EuroZinc with the exclusive right to undertake exploration in the area for a period of two years. Following the initial two years, EuroZinc has the option to extend the agreement for three, one year periods with a 50% reduction in the area after each annual extension, or apply to have the exploration concession converted to an exploitation concession. EuroZinc must complete minimum work expenditures in the amount of €100,000 (US$120,000), including a minimum of 500 metres of drilling, and cash payments totaling €20,000 (US$24,000) over the initial two year period. The Company will conduct geological mapping and a soil sampling program over the concession by the end of the Second Quarter of 2006. Targets identified from this work will be drill tested sometime in the Third Quarter of 2006.

EuroZinc has budgeted US$10 million for exploration in Portugal over the next eighteen months. Most of these funds are committed to activities around the company’s flagship Neves-Corvo and Aljustrel mines in the Iberian Pyrite Belt (see News Release of October 24, 2005), but a portion of the budget has also been allocated for other areas such as the Freixeda concession. Initial work has begun on the program with the mobilization of the first Major Drilling Group crews in Portugal this week. Work is focused on step-out drilling along the western edge of the Neves deposit on the Neves-Corvo mining lease. This deposit is located about 350 metres below surface and is open along its entire strike length, a distance of one kilometre. In this area, the massive sulphide deposit varies from 5 to 20 metres in thickness. A second drill rig from Major, with the capacity to drill to 2,000 metres depth in NQ core, is scheduled to arrive in Portugal by year end. The 2006 exploration program will have one drill rig dedicated to delineating the five orebodies at Neves-Corvo and one drill rig testing targets on the surrounding exploration concessions. Drilling will be conducted on targets on the recently granted Malhadinha exploration concession, which is adjacent to the Company’s Aljustrel project.

EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

Oct. 27, 2005 News Release

EuroZinc Mining Corporations is a Canadian based company engaged in the acquisition, exploration, development and mining of base and precious metal deposits internationally.

For further information please contact:

Colin K. Benner	Ron Ewing	Troy Winsor
Vice Chairman and CEO	Executive Vice President	Manager, Investor Relations
(604) 681-1337	(604) 681-1337	1-888-225-9662

Garnet L. Dawson, P.Geo. is Vice-President of Exploration for EuroZinc Mining Corporation and the designated Qualified Person for the company. He is responsible for the company’s exploration programs.

The TSX has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Certain of the information contained herein constitutes "forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995 of the United States. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of EuroZinc Mining Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Although EuroZinc Mining Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements.